Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

Lori Buchanan Goldman

lgoldman@stradley.com

215.564.8707

April 21, 2010

Filing Desk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Customers 1st Bancorp, Inc. S-1 Registration Statement

Dear Sir or Madam:

On behalf of Customers 1st Bancorp, Inc. (the “Company”), we are transmitting for filing the Company’s Registration Statement on Form S-1.

Please contact Lori B. Goldman (contact information above) or David F. Scranton (dscranton@stradley.com and 610-640-5806) as soon as possible to advise us of the status of this filing, the name of the staff attorney who will be responsible for this filing and to discuss any questions concerning this filing.

Sincerely yours,

/s/ Lori Buchanan Goldman
Lori Buchanan Goldman

LBG/hmm
Enclosures